AMENDMENT TO THE MEMORANDUM OF UNDERSTANDING AND SHAREHOLDERS AGREEMENT BETWEEN IQSTEL INC, JESUS VEGA AND LEANDRO IGLESIAS

This Amendment to the Memorandum of Understanding or Shareholders Agreement (The Agreement) is entered into by and between iQSTEL Inc a public company incorporated under the laws of Nevada, USA with legal address at 300 Aragon Ave, Suite 375, Coral Gables FL. 33134 hereinafter “iQSTEL”; Jesus Vega, of Colombian nationality, domiciled in Calle 10, Number 15a-17, Piso 2, Ocaña, Norte de Santander, Colombia, hereinafter “Jesus Vega” and Leandro Jose Iglesias Conde, of Spanish nationality, with legal address at 300 Aragon Ave, Suite 375, Coral Gables FL. 33134; jointly hereinafter “The Parties”, effectively since October 1st 2021.

The Parties recognize each other and reciprocally with fully capacity to contract and bind themselves and as result state the following:

RECITALS:

WHEREAS, the Parties have subscribed a Memorandum of Understanding and Shareholders Agreement dated February 12, 2020 where they associated in QGLOBAL SMS, LLC, a company duly incorporated under the laws of the State of Florida, with its principal address at 300 Aragon Ave, Suite 375, Coral Gables FL. 33134 (“the Corporation”) to join their resources and efforts to develop the wholesale SMS business, commercialization of both, wholesale and retail market, of the International SMS business (P2P and/or A2P), as well as the provision of said services to direct/end users in different countries.

WHEREAS QGLOBAL SMS reached a monthly sales of US$50,000 for 3 consecutive months, providing the gross monthly margin percentage of the operation above 12%, as established in Article Third, paragraph B of the Memorandum of Understanding and Shareholders Agreement; and iQSTEL invested US$50,000, but the revenue growth was not stable and dropped up to values bellow of the revenue and profit forecast that was agreed.

WHEREAS the QGLOBAL SMS business revenue is bellow of the $30,000.00 per month, for what it represents an un-fulfilment of the revenue and profit forecast of QGLOBAL SMS established in the Memorandum of Understanding and Shareholders Agreement.

WHEREAS, in accordance with Article Eighth, Jesus Vega would receive three unique bonuses subject to monthly revenue objectives to be met for at least 3 consecutive months, as long as the percentage of the gross monthly margin of the operation was maintained above 12%.

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WHEREAS, as established in Article Twelfth, iQSTEL would have the preferred option of buying, in whole or in part, the share percentage of Jesus Vega in QGLOBAL SMS, LLC, and the valuation to be used to determine the value of the 100% of the Corporation will be equal to the accumulated gross profit of the last 12 months.

WHEREAS the accumulated gross profit of QGLOBAL SMS, LLC corresponding to the period July 2020 to August 2021 is $128,870.78.

THEREFORE, the Parties have decided to make the following amendments to the Memorandum of Understanding and Shareholders Agreement:

FIRST: The Parties agree that all QGLOBAL SMS, LLC´s business will be transferred to Etelix.com USA, LLC, a Company duly incorporated under the laws of the State of Florida, with its principal office at 300 Aragon Ave, Suite 375, Coral Gables, FL. 33134 (“Etelix”), or to the iQSTEL subsidiary that the Parties decide. Therefore, all agreements and client portfolio will be assigned to Etelix or the iQSTEL subsidiary that the Parties decide.

SECOND: The commercial team of Etelix or the iQSTEL subsidiary that the Parties agree, will carry out sales actions of QGLOBAL SMS, LLC SMS products, will search for potential business partners and business opportunities.

THIRD: Jesus Vega will be the Chief Operating Officer (COO) of the SMS business of the iQSTEL Telecom Division. As COO, Jesus Vega will have the following responsibilities:

A.	Provide support to develop SMS business opportunities;
B.	Support the commercial development of the SMS business;
C.	Contribute with sales growth of the SMS business;
D.	Ensure that the SMS business is technically, operationally and commercially successful.

Etelix or iQSTEL subsidiary that the Parties decide will contribute with big scale clients to develop SMS business.

FOURTH: As for the execution of this Amendment, Jesus Vega will receive US$100,000.00 in iQSTEL shares, which he could sell after six months from it issuance date. IQSTEL has until 90 days to issue those shares. This issuance is conditioned that the transfer of the business has be done in a smooth way and will not damage the current SMS business; and that Jesus Vega keeps supporting the IQSTEL SMS business for at least 12 months.

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The remuneration bonus conditions established in Article Eight of the Memorandum of Understanding and Shareholders Agreement will remain the same.

Jesus Vega while working as COO of the SMS Business will received the 20% of the SMS business net income, after the deduction of all income taxes, applicable deductions, and statutory reserves. This will be calculated on annual basis after all applicable tax returns have been elaborated.

Jesus Vega as COO of the SMS business, will continue to receive the monthly remuneration of US$ 3,500.00 as established in Article Eighth of the Memorandum of Understanding and Shareholders Agreement.

Jesus Vega will work as a team member with the IQSTelecom executives, but his boss will be iQSTEL´s CEO Leandro Iglesias.

FIFTH: With the signature of this Amendment, Jesus Vega will take an undefined unpaid leave for health purposes and the parties will agreed on the return from the unpaid leave. During this unpaid leave Jesus Vega will not be the COO of the SMS Business.

Under this unpaid leave period, Jesus Vega could collaborate with the Company under a time share regime that will be agreed between the parties, in order to help with the transition and development the SMS business. This collaboration will be paid in accordance with the time of the collaboration.

SIXTH: This Amendment shall come into force on October 1st, 2021.

SEVENTH: All other provisions of the Memorandum of Understanding and Shareholders Agreement will remain valid and unchanged.

Executed in as many counterparts as Parties, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

Jesus Vega (QGLOBAL SMS, LLC	iQSTEL, Inc.

/s/ Jesus Vega	/s/ Leandro Iglesias
Jesus Vega	Leandro Iglesias / CEO
Date:	Date: September 30, 2021

Leandro Iglesias (QGLOBAL SMS, LLC

/s/ Leandro Iglesias
Leandro Iglesias
Date: September 30, 2021

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